Exhibit 99.2

Exhibit A

EVIATION AIRCRAFT LTD. COMPENSATION POLICY
FOR OFFICE HOLDERS
Adopted by the Board of Directors on August 13, 2018

I. Background

In accordance with the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (together, as amended from time to time, the “Companies Law”), this document states the terms of Eviation Aircraft Ltd.’s Compensation Policy for its “Office Holders” (as such term is defined in the Companies Law) (the “Compensation Policy”).

The effective date of this Compensation Policy is the date of its approval by Eviation’s shareholders and it shall serve as the Compensation Policy of Eviation Aircraft Ltd. (“Eviation” or the “Company”), as required by the Companies Law.

The adoption of this Compensation Policy will not grant any of Eviation’s current or future Office Holders a right to receive any components of compensation set forth in this Compensation Policy or otherwise. The components of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her and in accordance with the requirements of the Companies Law. Nothing in this Compensation Policy shall be deemed to provide any rights or remedies to any person, other than the Company. In the event that the Companies Law contains or is amended to include any relief or exclusion, any such relief or exclusion shall be deemed incorporated into this Compensation Policy and shall supersede any provision hereof, including if such relief or exclusion creates a conflict, inconsistency or contradiction with the provisions hereof, unless otherwise determined by the Company’s board of directors (the “Board”). This Compensation Policy will apply to compensation of Office Holders determined after its effective date and will not, and is not intended to, apply to, or be deemed to amend, employment and/or compensation terms of Office Holders existing prior to such date.

In this Compensation Policy, the term “Non-Executive Director” is defined as a member of the Board who is not employed or retained by the Company or one of its subsidiaries in any other position. Unless expressly stated otherwise, this Compensation Policy relates to all Office Holders other than Non-Executive Directors.

Under the Companies Law, the Compensation Committee is responsible for: (i) making recommendations to the Board with respect to the Compensation Policy applicable to the Company’s Office Holders and to make recommendations to the Board every three years regarding the extension of the Compensation Policy; (ii) providing the Board with recommendations with respect to any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of Office Holders; and (iv) determining whether or not to exempt a transaction with a candidate for the position of Chief Executive Officer from shareholder approval.

II. Company Philosophy and Compensation Policy Objectives

Eviation believes that an effective executive compensation program is one that is designed to reward achievements and performance of its Office Holders and which aligns their interests with those of the Company and its shareholders. The Company believes that Office Holders should be compensated for achieving the Company’s strategic targets and that an appropriate balance should be established among the various components of an Office Holder’s compensation – fixed and variable compensation; measurable and discretionary components; short-, medium- and long-term components; and cash and equity-based compensation. Eviation seeks to ensure that its ability to attract and retain highly-skilled employees in key positions is maintained and that the compensation provided to key employees remains competitive relative to the compensation of similarly situated executives in peer companies and the broader marketplace from which it recruits and competes for talent.

In formulating this Compensation Policy, Eviation has considered, among other things, the following considerations:

•          advancing the objectives of the Company, its work plan and long-term strategy;

•          creating appropriate incentives to Office Holders of the Company, taking into account, among other things, the risk management policies of the Company;

•          the Company’s size, complexity and the nature and landscape of its operations;

•          regarding those sections of the Compensation Policy that provide for variable compensation components – the Office Holder’s contribution to achieving corporate objectives and profit maximization, with a long-term perspective and in accordance with the role and position of the Office Holder with the Company.

In determining the compensation for each Office Holder, among other relevant factors, the following considerations shall be taken into account:

•          the education, skills, professional experience, expertise and achievements of the Office Holder;

•          the Office Holder’s position in the Company (including geographic location considerations), scope of responsibilities and contribution to the Company;

•          the circumstances of the Office Holder’s recruitment (which may include compensation arrangements with his or her previous employer) and the terms of prior employment or service agreements with the Company (if any);

•          requirements prescribed by the Companies Law, U.S. securities laws and regulations, SEC and stock exchange rules, as applicable to the Company from time to time;

•          a comparison of the terms of compensation of the Office Holder to the terms of compensation of other Office Holders in the Company; and

•          a comparison of the total cost of compensation of the Office Holder with the Cost of Salary (as such term is defined in Part A of the First Addendum “A” to the Companies Law) of the other Israeli employees of the Company (including, to the extent applicable, Manpower Contractors Engaged by the Company (as such term is defined in Part A of the First Addendum “A” to the Companies Law)) and most notably the ratio between the compensation of the Office Holder and the median and average salary of all such Company employees, and the ramifications of such ratio on the labor relations of the Company.

For the year ended December 31, 2017, the ratio between the highest total compensation package of an Office Holder (excluding Non-Executive Directors) and the median and average salary of all such Company employees was 2.23:1 and 2.48:1, respectively. The Compensation Committee and the Board determined that said ratios are reasonable taking into account the size, complexity and the nature of the Company and its operations and are not expected to have an adverse effect on the labor relations of the Company.

To the extent considered necessary and information is timely available, terms of compensation of executives in similar positions in peer-group companies will be selected to provide an appropriate comparative model. Peer-group companies will be examined based on appropriate similarities taking into account a number of factors, which may include: market capitalization, type of industry, location of securities listing(s), level of revenues and/or other financial metrics, number of employees, geographic location considerations, factors of relevance to the particular Office Holder’s role and other factors that will be considered relevant to the comparison.

III. Compensation Components

The compensation package of Office Holders may consist of one or more of the following components:

(i)	base cash compensation;

(ii)	benefits and perquisites;

(iii)	performance-based cash incentives and other cash compensation;

(iv)
equity-based compensation (such as options to purchase the Company’s or its affiliates, ordinary shares or other equity-based instruments, including restricted share units, restricted shares and share appreciation rights (collectively, “Equity Awards”)); and

(v)	retirement and termination of service arrangements.

The total compensation package and components thereof may vary between Office Holders, taking into account the factors described above. To reflect the Company’s philosophy and Compensation Policy objectives, with respect to any Office Holder, the total variable compensation of such Office Holder shall not exceed eighty five percent (85%) of the total compensation package of such Office Holder on an annual basis.

At any time and from time to time, subject to applicable labor laws, the Board has the right to reduce any variable compensation to be granted to an Office Holder due to such circumstances as determined by the Board at its sole discretion.

A non-material change in the compensation package of an Office Holder who is subordinate to the Chief Executive Officer and who is not serving as a director of the Company may be approved solely by the Chief Executive Officer, provided that the terms of compensation of such Office Holder will continue to meet the requirements of this Compensation Policy. For these purposes, a change of up to 15% of the annual fixed compensation of such Office Holder shall be deemed to be non-material.

In addition, Office Holders may receive compensation (in cash, equity-based compensation, or in other forms) from the Company’s controlling shareholder(s).

A.          Base Cash Compensation (Base Salary)

The monthly gross base salary of any one of our Office Holders shall not exceed NIS 75,000, linked to the Israeli Consumer Price Index (“CPI”) and updated to reflect periodic increases, but not decreases, in the CPI. The monthly gross base salary may be increased from time to time, subject to the aforesaid limit.

B.          Benefits and Perquisites

Certain benefits and perquisites for our Office Holders are provided in order to comply with legal requirements, while others serve as an additional component of the compensation packages offered to Office Holders.

Benefits and perquisites, including those which are required or facilitated under local laws or are customary in a relevant jurisdiction, may include, among others, the following:

•          contributions to pension funds and/or similar schemes such as manager’s insurance programs;

•          contributions to continued education funds;

•          car allowance or company car and related benefits, including tolls and fuel expenses;

•          reimbursement of travel expenses and stipends;

•          gross-up mechanisms;

•          annual vacation days and the ability to carry-over unused vacation days;

•          sick leave and the ability to carry-over unused sick days;

•          redemption of unused vacation days for cash;

•          recuperation pay;

•          health insurance and medical expenses, including dental;

•          disability insurance;

•          relocation expenses;

•          housing and/or related expenses;

•          meal programs;

•          cellular/smartphone expenses;

•	laptop computer, tablets, accessories and communication expenses;

•          reimbursement of out-of-pocket expenses;

•          membership fees in professional associations;

•          subscriptions to business newspapers, trade magazines and other relevant literature.

Certain benefits and perquisites may be subject to Company policies, as in effect from time to time. At the request of an Office Holder, the Company may, in its discretion, agree to make cash payments to him or her in lieu of amounts payable to continued education funds or in respect of other social benefits payable to institutions, which are in excess of the maximum allowance for tax exemption purposes, provided that the Office Holder agrees to be liable for any tax liabilities in respect thereof.

C.          Performance-Based Cash Incentives and Other Cash Compensation

1.          Annual Cash Bonus

a.          General

Cash bonuses may be paid to Office Holders on an annual basis (the “Annual Cash Bonus”). The Annual Bonus will be based mainly (at least 70%) on measurable criteria, and, the balance (up to 30%), on non-measurable criteria at the Board' and management's discretion, all as set forth hereunder.

Measurable criteria may be derived from various metrics, which may include, among others:

•	revenues;

•	gross profit;

•	operating profit;

•	EBITDA;

•	net profit;

•	net profit before tax;

•	sales targets;

•	productivity indices and growth in the volume of activity;

•	cost savings;

•	efficiency metrics;

•	customer satisfaction;

•	regulatory and legal targets;

•	success in raising capital; and

•	budget and/or work plan objectives.

To the extent relevant, extraordinary or non-recurring events, such as write-offs, acquisitions, divestures, and organizational changes shall be excluded.

Non-measurable criteria may include, among others:

•	The contribution of the Office Holder to the Company’s business, its profitability and stability;

•	The Office Holder’s contribution due to special skills, know-how, or unique expertise;

•	The responsibility imposed on the Office Holder, including changes imposed on his responsibility during the year;

•	Satisfaction with the Office Holder’s performance (including assessing the degree of involvement of the Office Holder and devotion of efforts to the performance of his duties);

•	Assessing the Office Holder’s ability to work in coordination and cooperation with other employees of the Company;

•	The Office Holder’s contribution to appropriate control environment and an ethical environment.

•      Promoting innovation in the Company

The Compensation Committee and the Board will consider and approve the  Annual Cash Bonus, based, inter alia, on the recommendation and personal assessment given by the executive who is in charge of the Office Holder, specifying the relevant reasons underlying the recommendation. With respect to the CEO, the assessment shall be done by the Board.

The maximum Annual Cash Bonus for an Office Holder shall not exceed five (5) monthly gross base salaries.

The Board shall have discretion to reduce the amount of Annual Bonus to Office Holders.

Eligibility

To be eligible for an Annual Cash Bonus, the Office Holder must be actively employed by the Company or one of its subsidiaries during the relevant year to which the bonus relates. In addition, other conditions may apply in order for an Office Holder to be eligible to receive an Annual Cash Bonus, such as being employed for a minimum period of time during the relevant year or through a certain date.

If requested by the Office Holder, the Compensation Committee and Board will have discretion to convert all or a portion of an Office Holder’s Annual Cash Bonus, in lieu of cash, into Equity Awards which may be fully vested upon grant, provided that the aggregate economic value of such Equity Awards at the time of the grant, as calculated using accepted valuation methods (such as, but not limited to, the Black-Scholes formula), does not exceed 100% of the gross amount of the portion of the Annual Cash Bonus being converted and subject to the limitations under Part D. below.

D.          Equity-Based Compensation

Office Holders may be granted Equity Awards. The value of Equity Awards to an Office Holder at the date of grant, per one vesting annum, as calculated using accepted valuation methods (such as, but not limited to, the Black-Scholes formula), will not exceed seven (7) monthly gross base salaries. The Equity Awards shall vest over a minimum period of one year. The exercise price will be determined by the Board following the recommendation of the Compensation Committee, as required by applicable law. The exercise period of Equity Awards, if applicable, shall not exceed ten (10) years from the date of grant. Notwithstanding the foregoing and without limitation to the Company’s existing or future equity incentive plans, the Company may extend the period of time for which Equity Awards are to remain exercisable and may make provisions with respect to the acceleration of the vesting period of Equity Awards, including, without limitation, in connection with a corporate transaction involving a change of control of the Company. The terms of Equity Awards may provide, among other things, that they may be exercised on a net exercise or “cashless” basis.

The terms and conditions of Equity Awards shall be governed by the Company’s existing or future equity incentive plans, the Office Holder’s grant or option agreement and applicable law.

E.          Termination of Service Arrangements

When determining the terms of retirement and/or termination benefits, the following considerations will be taken into account, among other things:

•	the amount of time the Office Holder spent with the Company (the “Time of Service”);

•	the terms of his or her compensation during the Time of Service;

•	the Company’s performance during the Time of Service;

•	the Office Holder’s contribution to the achievement of the Company’s goals and attainment of profits; and

•	the circumstances surrounding the Office Holder’s departure.

The retirement and/or termination benefits, whether or not retirement and/or termination were at the behest of the Company or the Office Holder, may include, among others, the following benefits:

•          Advance notice – Advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of six (6) months but no less than the minimum period provided under applicable law (the “Advance Notice Period”). During the Advance Notice Period, the Office Holder may be entitled to all components of his or her compensation, including continued vesting of Equity Awards. The Company will generally be entitled to discontinue the Office Holder’s employment, and, in its discretion, to make payment of the amounts he or she would be entitled to in respect of all components of his or her compensation through the end of the Advance Notice Period.

•          Severance pay – Retirement and/or termination benefits shall include the transfer (including under Section 14 of the Israeli Severance Pay Law, 5723-1963) to the Office Holder of the amounts contributed to pension funds and/or similar schemes such as manager’s insurance programs, on account of severance pay.

•          Contribution to funds – The transfer to the Office Holder of the amounts contributed to pension funds and/or similar schemes, such as manager’s insurance programs, other than on account of severance pay and to continued education funds.

•          Retirement Bonus – Office Holders may be given a cash bonus of up to six (6) monthly gross base salaries upon retirement.

 IV. Non-Executive Directors

Non-Executive Directors may be entitled to:

•          a per meeting fee for any board or committee meeting attended and a fee  per written resolution of the board or a committee thereof, in amounts equal to those applicable to external directors, as provided below;

•          reimbursement of expenses, including travel expenses; and

•          participate in equity incentive plans of the Company or any of its affiliates or to otherwise receive Equity Awards.

In addition, the Company may engage with its Non-Executive Directors for the receipt of consulting services and/or other special services, for cash consideration and/or for Equity Awards, plus reimbursement of reasonable expenses. The value of the Equity Award to such a Non-Executive Director, at the date of grant, per one vesting annum, as calculated using accepted valuation methods (such as, but not limited to, the Black-Scholes formula), to together with his or her annual cash consideration, will not exceed a total of $150,000.

The Equity Awards shall vest over a minimum period of one year. The terms of the Equity Awards may provide, among other things, that they may be exercised on a net exercise or “cashless” basis. The exercise period of the Equity Awards, if applicable, shall not exceed 10 years from the date of grant.The exercise price and all others terms of the grant will be determined by the Compensation Committee and the Board, as required by applicable law.

Notwithstanding the above, external directors (as such term is defined in the Companies Law) who (if any) are subject to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000 (the “Remuneration of External Directors Regulations”), as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time, may be entitled to remuneration and refund of expenses in accordance therewith (including if they qualify as an Expert Director (as such term is defined in the Remuneration of External Directors Regulations), including the relative compensation mechanism specified in sections 8A and 8B of the Remuneration of External Directors Regulations, and including in amounts that exceed the amounts set forth above.

V. Compensation Recovery (“Claw-back”)

In the event of an accounting restatement in the Company’s financial statements, the Company shall be entitled to recover from any Office Holder amounts paid to him or her due to the misstated financial data, provided that no more than 36 months have passed since the approval by the Board of the financial statements of the Company on which basis the payments were made.

The Company will only seek reimbursement from an Office Holder to the extent such Office Holder is still engaged by the Company and would not have been entitled to all or a portion of the payments made to him or her, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recovered, including if repayment will be made either on a pre-tax or an after-tax basis, and for setting terms for such recovery from time to time.

Notwithstanding the aforesaid, the compensation recovery will not be triggered in any one of the following events:

•          a financial restatement required because of changes in applicable financial reporting standards or law;

•          transactions that require retroactive restatement (e.g., discontinued operations);

•          reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes;

•          with respect to an individual Office Holder, if he or she did not actually know or, in the performance of his or her duties, would not reasonably be expected to have known, of the basis for the restatement and that the financial data included in the financial statements was inaccurate; and

•          the Compensation Committee and/or the Board determined that (i) it would be unreasonable or impracticable to seek reimbursement, (ii) that there is a low likelihood of success of a claim for reimbursement under relevant governing law or (iii) it is not worthwhile taking into account the cost and effort that may be involved.

Nothing in this section derogates from any other “Claw-back” or similar provisions regarding disgorging of profits imposed on Office Holders by virtue of applicable securities laws.

VI. Exculpation, Indemnification and Insurance

In addition, Office Holders, including Non-Executive Directors, may be entitled:

•          to exculpation from liability to the fullest extent permitted by applicable law;

•          to indemnification for liabilities and expenses to the fullest extent permitted by applicable law;

•          to be covered by “Directors and Officers Insurance” at the expense of the Company, which may include “run-off” provisions for a period of up to 10 years after the termination of their services with the Company, or the resolution of existing claims, the later of the two.

Directors and Officers Insurance shall be subject to the following limitations:

•          The scope and terms of the Directors and Officers Insurance shall be determined from time to time by the Board of Directors pursuant to the requirements of the Companies Law;

•          the policy shall be on market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

The Directors and Officers Insurance may also cover the liability of any controlling shareholders of the Company in their capacity as Office Holders, provided that the coverage terms are not superior to those of the other Officer Holders in the Company.